Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

March 14, 2006

Item 3  News Release

A press release was issued on March 14, 2006 in Toronto, Ontario and disseminated across Canada through the facilities of Canada Newswire.

Item 4  Summary of Material Change

On March 14, 2006, the Company announced that it will not report its audited 2005 financial results on March 29, 2006, as it had previously expected and as was communicated in a news release issued by the Company on February 23, 2006. The Company advised that it expects that the reporting of its 2005 financial results, the filing of its 2005 Annual Report to Shareholders, the filing of its 2005 Annual Information Form and the filing of its 2005 Form 40-F will be delayed for up to 60 days.

The reporting delay is caused by the combined impact of a number of issues including, the complexity of accounting for the numerous divestitures completed and being pursued, write-downs related thereto, the decision to amend the segmentation of the Company’s financial results to better represent operations going forward, discussions with the U.S. Securities and Exchange Commission (“SEC”) related to segmented financial reporting and regulatory investigations.

The Company is in discussions with the SEC regarding comments on its 40F for the year ended December 31, 2004 and its 2005 quarterly filings. The Company is working with its auditors to determine if this may further delay reporting of its 2005 financial information.

The Company intends to make an application to the Ontario Securities Commission and the Autorité des marches financiers de Québec under applicable regulatory policies for the issuance of a management cease trade order (“MCTO”) pending completion and filing of its financial statements. As required by such policies, the Company will provide bi-weekly updates of its business pending the reporting and filing of its 2005 financial statements.

Assuming the Ontario and Quebec securities regulators issue the MCTO, all trading in shares of the Company by directors, officers and certain employees of the Company will be prohibited pending the filing of all required financial information and other disclosure documents. Such cease trade order would generally not affect the ability of shareholders who are not directors, officers or insiders of the Company to trade their shares. However, the Company acknowledges that Canadian securities regulators may impose a cease trade order in respect of all of its outstanding shares if the Company does not file its 2005 financial statements within two months of the March 31, 2006 deadline or earlier if it fails to file bi-weekly updates as required.

Directors, senior management and certain employees have been and continue to be prohibited from trading shares of the Company, as a result of trading blackout periods imposed by the Company.

The Company has advised its banking syndicate of the expected reporting delay, and is pursuing an extension of the deadline for reporting audited financial statements under the terms of the banking agreement.

The Company intends to continue to engage in due diligence with potential bidders related to the previously announced sale process. At this time, no firm offers to acquire the Company have been received, nor can there be assurance that such offers will be received or a transaction concluded.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Scott D. Bates
Vice-President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

March 15, 2006

SCHEDULE “A”

ROYAL GROUP TO DELAY REPORTING OF 2005 FINANCIAL RESULTS

Segmentation of Financial Results to be Changed to Align With Restructured
Business Unit Portfolio

TORONTO, March 14 /CNW/ - Royal Group Technologies Limited (RYG: TSX; NYSE) today announced that it will not report its audited 2005 financial results on March 29, 2006, as it had previously expected and as was communicated in a news release issued by the Company on February 23, 2006. Royal Group advised that it expects that the reporting of its 2005 financial results, the filing of its 2005 Annual Report to Shareholders, the filing of its 2005 Annual Information Form and the filing of its 2005 Form 40-F will be delayed for up to 60 days.

The reporting delay is caused by the combined impact of a number of issues including, the complexity of accounting for the numerous divestitures completed and being pursued, write-downs related thereto, the decision to amend the segmentation of Royal Group’s financial results to better represent operations going forward, discussions with the U.S. Securities and Exchange Commission (“SEC”) related to segmented financial reporting and regulatory investigations.

Royal Group noted that it is currently in discussions with the SEC regarding SEC comments with respect to Royal Group’s 40F for the year ended December 31, 2004, and its 2005 quarterly filings. The SEC’s comments relate primarily to Royal Group’s audited historical financial statements, including segmented financial presentation and evaluating the carrying value of goodwill. It is possible that these ongoing discussions may result in changes to the presentation of historical financial information of Royal Group. Royal Group is working with its auditors to determine if it will be in a position to issue its 2005 audited financial statements within the anticipated time period or if there may be a further delay pending resolution of this issue with the SEC.

Royal Group intends to make an application to the Ontario Securities Commission and the Autorité des marches financiers de Québec under applicable regulatory policies for the issuance of a management cease trade order (“MCTO”) pending completion and filing of its financial statements. As required by such policies, Royal Group will provide bi-weekly updates of its business pending the reporting and filing of its 2005 financial statements.

Assuming the Ontario and Quebec securities regulators issue the MCTO, all trading in shares of the Company by directors, officers and certain employees of Royal Group will be prohibited pending the filing of all required financial information and other disclosure documents. Such cease trade order would generally not affect the ability of shareholders who are not directors, officers or insiders of Royal Group to trade their shares. However, Royal Group acknowledges that Canadian securities regulators may impose a cease trade order in respect of all of its outstanding shares if Royal Group does not file its 2005 financial statements within two months of the March 31, 2006 deadline or earlier if it fails to file bi-weekly updates as required.

Directors, senior management and certain employees have been and continue to be prohibited from trading shares of the Company, as a result of trading blackout periods imposed by the Company.

Historically, Royal Group has reported financial results for two segments, being the Products Segment and the Support Segment. In respect of fiscal 2005, the prior comparative period and future years, Royal Group will report financial results differently, to better represent the intended structure of its operations going forward, given the extensive business unit portfolio restructuring Royal Group’s new management team is undertaking. Royal Group is currently in the process of finalizing the new segments, which will involve a larger number of segments more aligned with its core business units going forward.

In addition to the foregoing segmentation, Royal Group will also disclose 2005 financial results from discontinued operations, representing results from subsidiaries that have been sold or currently slated for divestiture. These subsidiaries have been previously announced and include, Royal Alliance, Baron Metal Industries, Roadex Transport, Royal EcoProducts, Italy-based machine manufacturing operations, two North American tool making operations, a distribution company and all international operations with the exception of China.

At this time, the anticipated proceeds from divestitures continue to be in line with the expectations outlined in a news release issued by Royal Group on December 21, 2005. In addition, Royal Group expects the write-down related to divestiture decisions to remain as articulated in its December 21, 2005 news release. To date, Royal Group has successfully divested Royal Alliance, Amut its Italy-based extruder manufacturer, and its U.S.- based tool manufacturing company.

“This delay will allow us to provide investors more detailed and transparent disclosure of our new segmented results,” commented Jim Lawn, Royal Group’s Chief Financial Officer. He added that, “financial information systems, personnel and procedures are being enhanced during 2006 to facilitate more rapid reporting of financial results for the new business segments.”

Royal Group has advised its banking syndicate of the expected reporting delay, and is pursuing an extension of the deadline for reporting audited financial statements under the terms of the banking agreement.

Royal Group intends to continue to engage in due diligence with potential bidders related to the previously announced sale process. At this time, no firm offers to acquire the company have been received, nor can there be assurance that such offers will be received or a transaction concluded.

Royal Group Technologies is a leading producer of innovative, attractive, durable and low-maintenance home improvement and building products, which are primarily utilized in both the renovation and new construction sectors of the North American construction industry. Royal Group is the recipient of several industry awards for product innovation. The company has manufacturing operations located throughout North America in order to provide industry-leading service to its extensive customer network. Additional investment information is available on Royal Group’s web site at www.royalgrouptech.com under the “Investor Relations” section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Audit Committee of the Board of Directors and its outcome; the negative impact that may be caused by the delay in filing of Royal Group’s 2005 financial statements, including, without limitation, a breach by Royal Group of its banking agreement, an adverse effect on Royal Group’s business and the market price of its publicly traded securities, and a breach by Royal Group of the continued listing requirements of the New York Stock Exchange and Toronto Stock Exchange; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; Royal's ability to maintain adequate liquidity and refinance its debt structure by December 31, 2006, the expiry date of its current bank credit facility; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of March 15, 2006 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information contact:

Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone: (905) 264-0701